FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 18, 2005, titled “CN reports record third-quarter earnings and nine-month free cash flow of more than $1 billion”.

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management’s Discussion and Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports record third-quarter earnings and nine-month free cash flow of more than $1 billion

MONTREAL, Oct. 18, 2005 — CN today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2005.

Third-quarter financial highlights

  Diluted earnings per share of $1.47, up 24 per cent;

  Record net income of $411 million, an increase of 19 per cent;

  Operating income of $665 million, an increase of 13 per cent;

  Operating ratio of 63.3 per cent, a 2.1-percentage point improvement;

  Record nine-month free cash flow of $1,058 million, up from $754 million for the same period of 2004;(1)

  Favourable income tax adjustments and other income helped to offset expenses related to the derailment at Wabamun Lake, Alta.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

E. Hunter Harrison, president and chief executive officer of CN, said: “CN posted record third-quarter earnings and nine-month free cash flow despite the headwinds of higher fuel costs, the effects of two hurricanes on our network in the Gulf Coast region of the United States, and unfortunate accidents.”

Revenues for third-quarter 2005 increased six per cent to $1,810 million, with CN’s grain and fertilizers, coal, and intermodal segments registering double-digit revenue growth. Forest products, metals and minerals, and automotive revenues also improved.

CN’s revenue performance was driven largely by increased freight rates. An important contributor to these rate increases was a higher fuel surcharge owing to increased crude oil prices. Partly offsetting revenue gains during the quarter was the unfavourable $80-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

Grain and fertilizer revenues benefited from higher export shipments of Canadian peas, barley and canola, while improved coal revenues reflected metallurgical coal shipments originating at new mines in western Canada. Strong container imports over the Port of Vancouver helped to increase intermodal revenues. CN also enjoyed strong demand for construction materials, which benefited its forest products and metals and minerals revenues. Automotive revenues increased in part as a result of higher imports of vehicles over the ports of Vancouver and Halifax and increased finished vehicle traffic in the southern U.S. Petroleum and chemicals revenues were adversely affected by soft market conditions and reduced petrochemical production in the hurricane-stricken Gulf Coast region.

Operating expenses for the third quarter of 2005 increased by two per cent to $1,145 million, largely as a result of higher fuel costs and higher casualty and other expenses. These increases were partly offset by the favourable $50-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated expenses.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

The continued appreciation of the Canadian dollar reduced the company’s third-quarter 2005 net income by approximately $15 million.

Financial results for the first nine months of 2005

Net income for the nine-month period ended Sept. 30 was $1,126 million, or $3.98 per diluted share, compared with net income of $882 million, or $3.05 per diluted share, for the comparable period of 2004.

Operating income for the latest nine-month period increased 22 per cent to $1,904 million.

CN’s operating ratio for the nine-month period was 64.4 per cent, an improvement of 3.2 percentage points.

Revenues for the latest nine-month period increased 11 per cent to $5,354 million, due mainly to freight rate increases, the inclusion of nine months of revenues from the rail and related holdings of Great Lakes Transportation LLC (GLT) and BC Rail, and a return to normal intermodal volumes following the first-quarter 2004 strike by the Canadian Auto Workers union. Partly offsetting these gains was the unfavourable $220-million translation impact of the stronger Canadian dollar on U.S.-dollar denominated revenues.

CN acquired and consolidated GLT and BC Rail on May 10, 2004, and July 14, 2004, respectively.

Operating expenses increased six per cent to $3,450 million, primarily due to increased fuel costs, the inclusion of nine months of GLT and BC Rail expenses, and higher labour and fringe benefits. Partly offsetting these factors was the favourable $135-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower equipment rents.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

The continued appreciation of the Canadian dollar reduced the company’s nine-month 2005 net income by approximately $45 million.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2004 Annual and 2005 Quarterly Financial Statements and Management Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

	(Unaudited)

Revenues	$1,810	$1,709	$5,354	$4,812

Operating expenses	1,145	1,118	3,450	3,251

Operating income	665	591	1,904	1,561

Interest expense	(72)	(79)	(225)	(219)

Other income (loss)	11	(9)	2	(45)

Income before income taxes	604	503	1,681	1,297

Income tax expense	(193)	(157)	(555)	(415)

Net income	$411	$346	$1,126	$882

Earnings per share
Basic	$1.50	$1.21	$4.05	$3.09

Diluted	$1.47	$1.19	$3.98	$3.05

Weighted-average number of shares
Basic	273.7	285.9	277.9	285.1

Diluted	278.7	290.8	283.1	289.6

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30			Nine months ended September 30

	2005	2004(1)	Variance Fav (Unfav)	2005	2004(1)	Variance Fav (Unfav)

	(Unaudited)
Revenues

Petroleum and chemicals	$267	$282	(5%)	$813	$791	3%
Metals and minerals	209	203	3%	622	521	19%
Forest products	448	417	7%	1,302	1,106	18%
Coal	80	71	13%	256	212	21%
Grain and fertilizers	273	234	17%	809	764	6%
Intermodal	331	302	10%	931	817	14%
Automotive	114	112	2%	375	385	(3%)
Other items	88	88	-	246	216	14%

	1,810	1,709	6%	5,354	4,812	11%
Operating expenses

Labor and fringe benefits	453	465	3%	1,388	1,350	(3%)
Purchased services and material	188	190	1%	590	561	(5%)
Depreciation and amortization	156	153	(2%)	470	445	(6%)
Fuel	181	132	(37%)	526	377	(40%)
Equipment rents	46	64	28%	146	195	25%
Casualty and other	121	114	(6%)	330	323	(2%)

	1,145	1,118	(2%)	3,450	3,251	(6%)

Operating income	$665	$591	13%	$1,904	$1,561	22%

Operating ratio	63.3%	65.4%	2.1	64.4%	67.6%	3.2

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2005	2004	2004

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$119	$147	$132
Accounts receivable (Note 4)	643	793	743
Material and supplies	175	127	155
Deferred income taxes	47	364	106
Other	252	279	279

	1,236	1,710	1,415

Properties	19,761	19,715	20,022
Intangible and other assets	930	940	947

Total assets	$21,927	$22,365	$22,384

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,429	$1,605	$1,331
Current portion of long-term debt (Note 4)	370	578	257
Other	115	76	69

	1,914	2,259	1,657

Deferred income taxes	4,743	4,723	4,673
Other liabilities and deferred credits	1,463	1,513	1,616
Long-term debt (Note 4)	4,608	4,586	5,141

Shareholders' equity:
Common shares	4,605	4,706	4,742
Accumulated other comprehensive loss	(169)	(148)	(57)
Retained earnings	4,763	4,726	4,612

	9,199	9,284	9,297

Total liabilities and shareholders' equity	$21,927	$22,365	$22,384

See accompanying notes to consolidated financial statements.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

		(Unaudited)
Common shares (2)

Balance, beginning of period	$4,640	$4,704	$4,706	$4,664

Stock options exercised and other	45	38	146	78

Share repurchase program (Note 4)	(80)	-	(247)	-

Balance, end of period	$4,605	$4,742	$4,605	$4,742

Accumulated other comprehensive loss

Balance, beginning of period	$(106)	$(35)	$(148)	$(129)

Other comprehensive income (loss):

Unrealized foreign exchange gain on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	200	238	123	109

Unrealized foreign exchange loss on translation of
the net investment in foreign operations	(283)	(333)	(190)	(126)

Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 6)	(12)	69	35	112

Realized gain (loss) on settlement of interest rate swaps	-	(6)	-	12

Other comprehensive income (loss) before income taxes	(95)	(32)	(32)	107

Income tax recovery (expense)	32	10	11	(35)

Other comprehensive income (loss)	(63)	(22)	(21)	72

Balance, end of period	$(169)	$(57)	$(169)	$(57)

Retained earnings

Balance, beginning of period	$4,720	$4,322	$4,726	$3,897

Net income	411	346	1,126	882

Share repurchase program (Note 4)	(300)	-	(881)	-

Dividends	(68)	(56)	(208)	(167)

Balance, end of period	$4,763	$4,612	$4,763	$4,612

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

(2)During the three and nine months ended September 30, 2005, the Company issued 0.7 million and 3.0 million common shares, respectively, as a result of stock options exercised. At September 30, 2005, the Company had 271.3 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

		(Unaudited)
Operating activities

Net income	$411	$346	$1,126	$882
Adjustments to reconcile net income to net cash provided
from operating activities:
Depreciation and amortization	157	153	473	448
Deferred income taxes	146	158	444	300
Equity in earnings of English Welsh and Scottish Railway	-	(1)	(6)	7
Other changes in:
Accounts receivable	(10)	(80)	124	(140)
Material and supplies	9	30	(50)	(8)
Accounts payable and accrued charges	(103)	(81)	(184)	(110)
Other net current assets and liabilities	40	26	83	45
Other	(7)	5	1	27

Cash provided from operating activities	643	556	2,011	1,451

Investing activities

Net additions to properties	(321)	(323)	(792)	(707)
Acquisition of BC Rail (Note 2)	-	(984)	-	(984)
Acquisition of Great Lakes Transportation LLC's
railroads and related holdings (Note 2)	-	6	-	(547)
Other, net	17	(3)	90	169

Cash used by investing activities	(304)	(1,304)	(702)	(2,069)

Dividends paid	(68)	(56)	(208)	(167)

Financing activities

Issuance of long-term debt	648	2,903	1,741	6,924
Reduction of long-term debt	(599)	(2,132)	(1,846)	(6,198)
Issuance of common shares	24	30	104	61
Repurchase of common shares	(380)	-	(1,128)	-

Cash provided from (used by) financing activities	(307)	801	(1,129)	787

Net increase (decrease) in cash and cash equivalents	(36)	(3)	(28)	2

Cash and cash equivalents, beginning of period	155	135	147	130

Cash and cash equivalents, end of period	$119	$132	$119	$132

Supplemental cash flow information
Net cash receipts from customers and other	$1,825	$1,738	$5,545	$4,761
Net cash payments for:
Employee services, suppliers and other expenses	(946)	(974)	(2,951)	(2,746)
Interest	(93)	(71)	(236)	(199)
Workforce reductions	(20)	(25)	(72)	(81)
Personal injury and other claims	(23)	(23)	(71)	(78)
Pensions	(19)	(61)	(73)	(127)
Income taxes	(81)	(28)	(131)	(79)

Cash provided from operating activities	$643	$556	$2,011	$1,451

See accompanying notes to consolidated financial statements.

(1)Includes GLT and BC Rail from dates of acquisition. (See Note 2 - Acquisitions)

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2005 and December 31 and September 30, 2004, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2005 and 2004.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2004 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) were acquired and consolidated effective May 10, 2004 and July 14, 2004, respectively. Accordingly, the Company’s results of operations for the three and nine months ended September 30, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

     The Company’s final cost to acquire GLT of U.S.$395 million (Cdn$547 million) and BC Rail of $991 million, included purchase price adjustments and transaction costs. By the second quarter of 2004, the Company had paid U.S.$399 million (Cdn$553 million) for the acquisition of GLT and subsequently received Cdn$6 million for purchase price adjustments finalized in the third quarter of 2004.

     The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations as presented in Note 3 – Acquisitions, of the Company’s 2004 Annual Consolidated Financial Statements.

     For comparative purposes only, if the Company had acquired both GLT and BC Rail on January 1, 2004, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire GLT and BC Rail and their respective net assets (based on preliminary estimates of the fair value of GLT’s and BC Rail’s assets and liabilities), revenues, net income, and basic and diluted earnings per share would have been $1,719 million, $347 million, $1.21 per basic share and $1.19 per diluted share, respectively, for the three months ended September 30, 2004 and $5,037 million, $896 million, $3.14 per basic share and $3.09 per diluted share, respectively, for the nine months ended September 30, 2004.

     The pro forma figures for both GLT and BC Rail do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Note receivable from English Welsh and Scottish Railway (EWS)

On April 28, 2005, EWS fully redeemed the Company’s 8% note receivable due 2009. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

Note 4 – Financing activities

In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S.$1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains the customary limitation on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with this covenant throughout the period. As at September 30, 2005, the Company had letters of credit of $317 million under its

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

revolving credit facility and outstanding borrowings of U.S.$383 million (Cdn$448 million) under its commercial paper program.

     In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At September 30, 2005, pursuant to the agreement, $480 million had been sold, compared to $445 million at December 31, 2004.

On July 20, 2005, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices.

     In the third quarter of 2005, under its current share repurchase program, the Company repurchased 4.75 million common shares for $380 million, at an average price of $79.98 per share.

     In the second quarter of 2005, the Company completed its 14.0 million share repurchase program, which began November 1, 2004. The total cost of the program was $1,021 million (average price per share of $72.94), with 10.0 million common shares repurchased in 2005 for $748 million (average price per share of $74.78).

Note 5 – Stock-based compensation

For the three and nine months ended September 30, 2005 and 2004, the Company recorded total compensation cost for awards under all plans of $38 million and $79 million, respectively, and $12 million and $37 million, respectively, for the same periods in 2004.

(a) Restricted share units
In 2005, the Company granted approximately 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007. At September 30, 2005, the Company had approximately 1.6 million RSUs outstanding under the Plan. For the three and nine months ended September 30, 2005, the Company recorded compensation cost of $27 million and $58 million, respectively, compared to $8 million and $15 million, respectively, for the same 2004 periods.

(b) Stock options
In 2005, the Company granted approximately 0.7 million conventional stock options to designated senior management employees, that vest over a period of four years of continuous employment. The total number of options outstanding at September 30, 2005, including conventional, performance, and performance-accelerated options was 11.0 million. For the three and nine months ended September 30, 2005, the Company recorded compensation cost of $4 million and $15 million, respectively, compared to $2 million and $7 million, respectively, for the same 2004 periods. At September 30, 2005, 8.1 million options remained authorized for future issuances.

(c) Vision 2008 Share Unit Plan
In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 2008, entitling designated senior management employees to receive payout in cash in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is also conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. Award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the three and nine months ended September 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. The Company follows the intrinsic value method for cash settled awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2005	2004	2005	2004

Net income, as reported	$411	$346	$1,126	$882

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted after
Jan 1, 2003 (SFAS No. 123)	26	9	57	19

Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)	-	-	-	9

Fair value method for all awards (SFAS No. 123)	(33)	(17)	(76)	(51)

Pro forma net income	$404	$338	$1,107	$859

Basic earnings per share, as reported	$1.50	$1.21	$4.05	$3.09
Basic earnings per share, pro forma	$1.48	$1.18	$3.98	$3.01

Diluted earnings per share, as reported	$1.47	$1.19	$3.98	$3.05
Diluted earnings per share, pro forma	$1.45	$1.16	$3.91	$2.97

      Compensation cost related to stock option awards granted in the current period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

Expected option life (years)	5.2	-	5.2	-
Risk-free interest rate	3.34%	-	3.55%	-
Expected stock price volatility	25%	-	25%	-
Average dividend per share	$1.00	-	$1.00	-

Weighted average fair value of options granted	$19.41	$-	$18.48	$-

(1)The Company did not grant any stock option awards in 2004.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Derivative instruments

Fuel
At September 30, 2005, the Company had hedged approximately 47% of the estimated remaining 2005 fuel consumption, representing approximately 49 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon, and approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At September 30, 2005, Accumulated other comprehensive loss included unrealized gains of $127 million, $86 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Note 7 – Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2005 and 2004, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Service cost	$35	$30	$106	$88
Interest cost	185	185	556	546
Amortization of prior service cost	4	5	14	15
Expected return on plan assets	(220)	(219)	(662)	(635)
Recognized net actuarial loss	-	1	1	2

Net periodic benefit cost	$4	$2	$15	$16

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Service cost	$2	$2	$6	$6
Interest cost	4	6	14	15
Amortization of prior service cost	1	1	2	3
Recognized net actuarial gain	(1)	(4)	(3)	(3)

Net periodic benefit cost	$6	$5	$19	$21

     For the 2005 funding year, the Company expects to make total contributions of $120 million for all its defined benefit plans of which $73 million had been made at September 30, 2005.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Major commitments and contingencies

A. Commitments
As at September 30, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $488 million ($194 million at December 31, 2004). The Company also had outstanding information technology service contracts of $17 million and agreements with fuel suppliers to purchase approximately 73% of the estimated remaining 2005 volume, 50% of its anticipated 2006 volume, and 12% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

      In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major expense for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for the minimum amount of unasserted occupational disease claims is also accrued to the extent they can be reasonably estimated. The amount recorded reflects a 25-year horizon, as the Company expects that a large majority of these cases will be received over such period. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at September 30, 2005, the Company had aggregate reserves for personal injury and other claims of $672 million ($642 million at December 31, 2004). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In the third quarter of 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta. The liability, which is mostly short-term, is based on current facts and circumstances and represents clean-up costs for the shoreline, fronting residences and First Nation Land. The Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Accordingly, the Company has recorded a long-term receivable for estimated recoveries from the Company’s insurance carriers. Third quarter expenses included approximately $28 million related to this derailment, which represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

As at September 30, 2005, the Company had aggregate accruals for environmental costs of $156 million ($113 million as at December 31, 2004).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2005, the maximum exposure in respect of these guarantees was $93 million of which $8 million has been recorded. Of that amount, $6 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2005, the maximum potential liability under these guarantees was $468 million of which $374 million was for workers’ compensation and other employee benefits and $94 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

As at September 30, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2005 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements, (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. As at September 30, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 – Reconciliation of United States and Canadian generally accepted accounting principles (GAAP)

The financial statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the significant differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

	(Unaudited)

Revenues	$1,810	$1,709	$5,354	$4,812

Operating expenses
Labor and fringe benefits	460	471	1,414	1,365
Purchased services and material	188	190	590	561
Depreciation and amortization	116	129	391	381
Fuel	181	132	526	377
Equipment rents	46	64	146	195
Casualty and other	121	114	330	323

Total expenses	1,112	1,100	3,397	3,202

Operating income	698	609	1,957	1,610

Interest expense	(72)	(67)	(225)	(207)

Other income (loss)	11	(9)	2	(45)

Income before income taxes	637	533	1,734	1,358

Income tax expense	(207)	(166)	(585)	(434)

Net income	$430	$367	$1,149	$924

Earnings per share
Basic	$1.57	$1.28	$4.13	$3.24
Diluted	$1.54	$1.26	$4.06	$3.19

Weighted-average number of shares
Basic	273.7	285.9	277.9	285.1
Diluted	278.6	290.3	282.9	289.3

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)

	September 30 2005	December 31 2004	September 30 2004

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$119	$147	$132
Accounts receivable	643	793	743
Material and supplies	175	127	155
Deferred income taxes	92	393	106
Other	122	194	154

	1,151	1,654	1,290

Properties	16,827	16,688	16,943
Intangible and other assets	930	929	919

Total assets	$18,908	$19,271	$19,152

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,429	$1,605	$1,331
Current portion of long-term debt	370	578	257
Other	115	76	69

	1,914	2,259	1,657

Deferred income taxes	3,650	3,591	3,466
Other liabilities and deferred credits	1,438	1,488	1,566
Long-term debt	4,608	4,586	5,141

Shareholders' equity:
Common shares	3,569	3,587	3,620
Contributed surplus	155	164	166
Currency translation	(114)	(80)	(43)
Retained earnings	3,688	3,676	3,579

	7,298	7,347	7,322

Total liabilities and shareholders' equity	$18,908	$19,271	$19,152

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)
	Three months ended September 30		Nine months ended September 30

	2005	2004	2005	2004

	(Unaudited)
Operating activities

Net income	$430	$367	$1,149	$924
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	117	129	394	384
Deferred income taxes	160	167	474	319
Equity in earnings of English Welsh and Scottish Railway	-	(1)	(6)	7
Other changes in:
Accounts receivable	(10)	(80)	124	(140)
Material and supplies	9	30	(50)	(8)
Accounts payable and accrued charges	(103)	(81)	(184)	(110)
Other net current assets and liabilities	40	26	83	45
Other	-	(1)	27	30

Cash provided from operating activities	643	556	2,011	1,451

Investing activities
Net additions to properties	(321)	(323)	(792)	(707)
Acquisition of BC Rail	-	(984)	-	(984)
Acquisition of GLT	-	6	-	(547)
Other, net	17	(3)	90	169

Cash used by investing activities	(304)	(1,304)	(702)	(2,069)

Dividends paid	(68)	(56)	(208)	(167)

Financing activities
Issuance of long-term debt	648	2,903	1,741	6,924
Reduction of long-term debt	(599)	(2,132)	(1,846)	(6,198)
Issuance of common shares	24	30	104	61
Repurchase of common shares	(380)	-	(1,128)	-

Cash provided from (used by) financing activities	(307)	801	(1,129)	787

Net increase (decrease) in cash and cash equivalents	(36)	(3)	(28)	2
Cash and cash equivalents, beginning of period	155	135	147	130

Cash and cash equivalents, end of period	$119	$132	$119	$132

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Net income – U.S. GAAP	$411	$346	$1,126	$882
Adjustments in respect of:
Depreciation and amortization on difference in Properties	40	24	79	64
Stock-based compensation cost	(7)	(6)	(26)	(15)
Interest expense	-	12	-	12
Income tax expense on current period adjustments	(14)	(9)	(30)	(19)

Net income – Canadian GAAP	$430	$367	$1,149	$924

(ii) Reconciliation of significant balance sheet items

	September 30	December 31	September 30
In millions	2005	2004	2004

Current assets - U.S. GAAP	$1,236	$1,710	$1,415
Derivative instruments	(127)	(81)	(123)
Deferred income taxes related to derivative instruments	41	29	-
Other	1	(4)	(2)

Current assets - Canadian GAAP	$1,151	$1,654	$1,290

Properties - U.S. GAAP	$19,761	$19,715	$20,022
Property capitalization, net of depreciation	(2,859)	(2,952)	(3,004)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,827	$16,688	$16,943

Intangible and other assets - U.S. GAAP	$930	$940	$947
Derivative instruments	-	(11)	(27)
Other	-	-	(1)

Intangible and other assets - Canadian GAAP	$930	$929	$919

Deferred income tax liability - U.S. GAAP	$4,743	$4,723	$4,673
Cumulative effect of prior years’ adjustments to income	(1,172)	(1,204)	(1,204)
Income taxes on current period Canadian GAAP adjustments to income	30	32	19
Income taxes on cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	31	28	17
Income taxes on minimum pension liability adjustment	7	7	10
Income taxes on derivative instruments	-	(1)	(48)
Income taxes on settlement of interest rate swaps recorded in Other
comprehensive loss	(4)	(4)	(4)
Income tax rate enactments	41	41	38
Other	1	(4)	(8)

Deferred income tax liability - Canadian GAAP	$3,650	$3,591	$3,466

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

	September 30	December 31	September 30
In millions	2005	2004	2004

Other liabilities and deferred credits - U.S. GAAP	$1,463	$1,513	$1,616
Stock-based compensation	-	-	(17)
Minimum pension liability	(22)	(22)	(30)
Other	(3)	(3)	(3)

Other liabilities and deferred credits - Canadian GAAP	$1,438	$1,488	$1,566

Common shares - U.S. GAAP	$4,605	$4,706	$4,742
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	8	(18)	(5)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	235	178	162

Common shares - Canadian GAAP	$3,569	$3,587	$3,620

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(35)	(26)	(24)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$155	$164	$166

Accumulated other comprehensive loss - U.S. GAAP	$(169)	$(148)	$(57)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	100	89	66
Derivative instruments, net of applicable taxes	(86)	(62)	(102)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes	(8)	(8)	(8)
Income tax rate enactments	34	34	34
Minimum pension liability, net of applicable taxes	15	15	20
Other	-	-	4

Currency translation - Canadian GAAP	$(114)	$(80)	$(43)

Retained earnings - U.S. GAAP	$4,763	$4,726	$4,612
Cumulative effect of prior years’ adjustments to income	(1,889)	(1,928)	(1,928)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	23	39	42
Share repurchase program	(200)	(152)	(138)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,688	$3,676	$3,579

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii) Consolidated statement of cash flows

For the three and nine months ended September 30, 2005 and 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

(iv) Discussion of the significant differences between U.S. and Canadian GAAP

Property capitalization
 Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Interest expense
 In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

Income tax expense
 The federal, provincial and state governments enact new corporate tax rates resulting in either lower or higher net tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted.

Stock-based compensation
 Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Derivative instruments
 Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Minimum pension liability
 At each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, under U.S. GAAP, this gives rise to an additional minimum pension liability. As a result, an intangible asset is recognized up to the amount of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities
 In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity. Also, the interest on the Securities until July 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

Shareholders’ equity
 As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Common shares.

      Under Canadian GAAP, the cost resulting from the repurchase of shares was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Common shares followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.” Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Cumulative effect of change in accounting policy
 In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2005	2004(1)	2005	2004(1)

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,722	1,621	5,108	4,596
Gross ton miles (GTM) (millions)	84,384	83,039	255,066	244,171
Revenue ton miles (RTM) (millions)	44,425	43,798	134,103	128,267
Carloads (thousands)	1,216	1,210	3,633	3,333
Route miles (includes Canada and the U.S.)	19,221	19,303	19,221	19,303
Employees (end of period)	22,141	23,466	22,141	23,466
Employees (average during period)	22,233	23,332	22,373	22,283

Productivity

Operating ratio (%)	63.3	65.4	64.4	67.6
Freight revenue per RTM (cents)	3.88	3.70	3.81	3.58
Freight revenue per carload ($)	1,416	1,340	1,406	1,379
Operating expenses per GTM (cents)	1.36	1.35	1.35	1.33
Labor and fringe benefits expense per GTM (cents)	0.54	0.56	0.54	0.55
GTMs per average number of employees (thousands)	3,795	3,559	11,401	10,958
Diesel fuel consumed (U.S. gallons in millions)	96	95	302	288
Average fuel price ($/U.S. gallon)	1.79	1.31	1.66	1.26
GTMs per U.S. gallon of fuel consumed	879	874	845	848

Safety indicators

Injury frequency rate per 200,000 person hours	2.8	2.8	2.5	2.7
Accident rate per million train miles	1.8	2.0	1.4	1.5

Financial ratios

Debt to total capitalization ratio (% at end of period)	35.1	36.7	35.1	36.7

(1)Includes GLT and BC Rail from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30				Nine months ended September 30

	2005	2004(1)	Variance Fav (Unfav)		2005	2004(1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,611	8,050	(5%	)	23,286	23,364	-
Metals and minerals	4,217	4,317	(2%	)	12,603	12,286	3%
Forest products	10,676	10,728	-		31,749	29,178	9%
Coal	3,360	3,038	11%		10,573	9,342	13%
Grain and fertilizers	9,747	8,835	10%		29,475	28,801	2%
Intermodal	8,128	8,090	-		24,090	22,817	6%
Automotive	686	740	(7%	)	2,327	2,479	(6%	)

	44,425	43,798	1%		134,103	128,267	5%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.88	3.70	5%		3.81	3.58	6%
Commodity groups:
Petroleum and chemicals	3.51	3.50	-		3.49	3.39	3%
Metals and minerals	4.96	4.70	6%		4.94	4.24	17%
Forest products	4.20	3.89	8%		4.10	3.79	8%
Coal	2.38	2.34	2%		2.42	2.27	7%
Grain and fertilizers	2.80	2.65	6%		2.74	2.65	3%
Intermodal	4.07	3.73	9%		3.86	3.58	8%
Automotive	16.62	15.14	10%		16.12	15.53	4%

Carloads (thousands)

Petroleum and chemicals	146	151	(3%	)	448	445	1%
Metals and minerals	259	253	2%		748	547	37%
Forest products	177	184	(4%	)	540	497	9%
Coal	115	110	5%		347	316	10%
Grain and fertilizers	137	134	2%		415	420	(1%	)
Intermodal	320	314	2%		926	888	4%
Automotive	62	64	(3%	)	209	220	(5%	)

	1,216	1,210	-		3,633	3,333	9%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,416	1,340	6%		1,406	1,379	2%
Commodity groups:
Petroleum and chemicals	1,829	1,868	(2%	)	1,815	1,778	2%
Metals and minerals	807	802	1%		832	952	(13%	)
Forest products	2,531	2,266	12%		2,411	2,225	8%
Coal	696	645	8%		738	671	10%
Grain and fertilizers	1,993	1,746	14%		1,949	1,819	7%
Intermodal	1,034	962	8%		1,005	920	9%
Automotive	1,839	1,750	5%		1,794	1,750	3%

(1)Includes GLT and BC Rail from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Cash provided from operating activities	$643	$556	$2,011	$1,451

Less:
Investing activities	(304)	(1,304)	(702)	(2,069)
Dividends paid	(68)	(56)	(208)	(167)

Cash provided (used) before financing activities	271	(804)	1,101	(785)

Adjustments:

Change in accounts receivable sold	-	(7)	(43)	8
Acquisition of BC Rail	-	984	-	984
Acquisition of GLT	-	(6)	-	547

Free cash flow	$271	$167	$1,058	$754

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended September 30				Nine months ended September 30

	2005	2004 pro forma(1)	Variance Fav (Unfav)		2005	2004 pro forma(1)	Variance Fav (Unfav)

	(Unaudited)
Revenues
Petroleum and chemicals	$267	$284	(6%	)	$813	$818	(1%	)
Metals and minerals	209	203	3%		622	580	7%
Forest products	448	424	6%		1,302	1,207	8%
Coal	80	71	13%		256	219	17%
Grain and fertilizers	273	235	16%		809	769	5%
Intermodal	331	301	10%		931	817	14%
Automotive	114	112	2%		375	385	(3%	)
Other items	88	89	(1%	)	246	242	2%

	1,810	1,719	5%		5,354	5,037	6%
Operating expenses
Labor and fringe benefits	453	469	3%		1,388	1,426	3%
Purchased services and materials	188	191	2%		590	603	2%
Depreciation and amortization	156	153	(2%	)	470	465	(1%	)
Fuel	181	133	(36%	)	526	399	(32%	)
Equipment rents	46	63	27%		146	185	21%
Casualty and other	121	114	(6%	)	330	338	2%

	1,145	1,123	(2%	)	3,450	3,416	(1%	)

Operating income	665	596	12%		1,904	1,621	17%
Interest expense	(72)	(82)			(225)	(262)
Other income (loss)	11	(9)			2	(44)

Income before income taxes	604	505			1,681	1,315
Income tax expense	(193)	(158)			(555)	(419)

Net income	$411	$347			$1,126	$896

Operating ratio	63.3%	65.3%	2.0		64.4%	67.8%	3.4

Basic earnings per share	$1.50	$1.21			$4.05	$3.14
Diluted earnings per share	$1.47	$1.19			$3.98	$3.09

(1)The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY PRO FORMA INFORMATION (U.S. GAAP)

	Three months ended September 30				Nine months ended September 30

	2005	2004 pro forma(1)	Variance Fav (Unfav)		2005	2004 pro forma(1)	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,611	8,085	(6%	)	23,286	23,811	(2%	)
Metals and minerals	4,217	4,321	(2%	)	12,603	13,191	(4%	)
Forest products	10,676	10,843	(2%	)	31,749	30,928	3%
Coal	3,360	3,036	11%		10,573	9,449	12%
Grain and fertilizers	9,747	8,843	10%		29,475	28,958	2%
Intermodal	8,128	8,090	-		24,090	22,817	6%
Automotive	686	740	(7%	)	2,327	2,479	(6%	)

	44,425	43,958	1%		134,103	131,633	2%
Freight revenue / RTM (cents)

Total freight revenue per RTM	3.88	3.71	5%		3.81	3.64	5%
Commodity groups:
Petroleum and chemicals	3.51	3.51	-		3.49	3.44	1%
Metals and minerals	4.96	4.70	6%		4.94	4.40	12%
Forest products	4.20	3.91	7%		4.10	3.90	5%
Coal	2.38	2.34	2%		2.42	2.32	4%
Grain and fertilizers	2.80	2.66	5%		2.74	2.66	3%
Intermodal	4.07	3.72	9%		3.86	3.58	8%
Automotive	16.62	15.14	10%		16.12	15.53	4%

Carloads (thousands)

Petroleum and chemicals	146	152	(4%	)	448	452	(1%	)
Metals and minerals	259	253	2%		748	737	1%
Forest products	177	187	(5%	)	540	548	(1%	)
Coal	115	109	6%		347	333	4%
Grain and fertilizers	137	134	2%		415	422	(2%	)
Intermodal	320	314	2%		926	888	4%
Automotive	62	64	(3%	)	209	220	(5%	)

	1,216	1,213	-		3,633	3,600	1%
Freight revenue / carload (dollars)

Total freight revenue per carload	1,416	1,344	5%		1,406	1,332	6%
Commodity groups:
Petroleum and chemicals	1,829	1,868	(2%	)	1,815	1,810	-
Metals and minerals	807	802	1%		832	787	6%
Forest products	2,531	2,267	12%		2,411	2,203	9%
Coal	696	651	7%		738	658	12%
Grain and fertilizers	1,993	1,754	14%		1,949	1,822	7%
Intermodal	1,034	959	8%		1,005	920	9%
Automotive	1,839	1,750	5%		1,794	1,750	3%

(1)The pro forma figures reflect the Company's results of operations as if the Company had acquired GLT and BC Rail on January 1, 2004.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported and reclassified in order to be consistent with the 2005 presentation.

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004, and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2005 Interim Consolidated Financial Statements and notes thereto, as well as the 2004 Annual MD&A.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business and operates as one business segment. CN’s network of approximately 19,200 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico.

      CN’s revenues are derived from seven commodity groups consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2004, no individual commodity group accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2004, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 23% from Canadian domestic traffic and 20% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN’s business strategy is guided by five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

OVERVIEW

For the remainder of 2005 and the foreseeable future, CN’s challenge is to remain at the forefront of rail industry financial performance and to build value for shareholders and customers by aiming to make the railroad the continent’s best-performing transportation company.

      CN’s plan is premised on the deployment of its business model to generate quality revenues, while leveraging capacity and maintaining its current level of plant quality.

      The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the principles of IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity.

      CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

      The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the steel industry in the United States. The purchase of BC Rail in July 2004 not only grew CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia, where the Port of Prince Rupert has

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

the potential to become an important gateway for traffic moving to and from Asia and the heartland of North America.

      Over the past five years, the Company has also invested heavily in new locomotives and freight cars, extended sidings and centralized traffic control to permit the operation of longer, more efficient trains. These strategic initiatives have improved service, reduced costs and created a fluid North American rail network that can accommodate business growth at low incremental cost. The Company intends to continue to make targeted capital expenditures to improve plant capacity as warranted by market conditions and satisfactory returns on investment.

      The Company intends to pursue further operating efficiencies by optimizing its workforce, improving asset utilization, reducing accidents and related costs, and continuing to focus on legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements for carload freight and pursues co-production initiatives to further improve service, generate system capacity and gradually reduce costs.

      The Company’s ultimate goal is to generate profitable, sustainable growth at low incremental cost by striving to improve yield and increase market share to maximize its return on assets.

Financial highlights	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2005	2004 (1)	2005	2004 (1)

	(Unaudited)
Financial results
Revenues	$1,810	$1,709	$5,354	$4,812
Operating income	$665	$591	$1,904	$1,561
Net income	$411	$346	$1,126	$882

Operating ratio	63.3%	65.4%	64.4%	67.6%

Basic earnings per share	$1.50	$1.21	$4.05	$3.09
Diluted earnings per share	$1.47	$1.19	$3.98	$3.05

Dividend declared per share	$0.25	$0.195	$0.75	$0.59

Financial position
Total assets	$21,927	$22,384	$21,927	$22,384
Total long-term financial liabilities	$10,814	$11,430	$10,814	$11,430

(1) Includes GLT and BC Rail from dates of acquisition.

FINANCIAL RESULTS

Third quarter and first nine months of 2005 compared to corresponding periods in 2004

Third quarter 2005 net income increased by $65 million, or 19%, to $411 million, when compared to the same period in 2004, with diluted earnings per share rising 24%, to $1.47. Revenues for the third quarter increased by $101 million, or 6%, to $1,810 million, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of $80 million. Operating expenses for the three months ended September 30, 2005 increased by $27 million, or 2%, to $1,145 million, primarily due to increased fuel costs and higher casualty and other expenses, that were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $50 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 63.3% in the current quarter compared to 65.4% in the third quarter of 2004, a 2.1-point betterment.

      Net income for the nine months ended September 30, 2005 increased by $244 million, or 28%, to $1,126 million, when compared to the same period in 2004, with diluted earnings per share rising 30%, to $3.98. Revenues for the first nine months of 2005 increased by $542 million, or 11%, to $5,354 million, mainly due to freight rate increases, the inclusion of a full nine months of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 CAW strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

$220 million, and a revenue processing system correction relating to prior years. For the first nine months of 2005, operating expenses increased by $199 million, or 6%, to $3,450 million, primarily due to increased fuel costs, the inclusion of a full nine months of GLT and BC Rail expenses, and higher labor and fringe benefits. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses of $135 million and lower equipment rents. The nine-month operating ratio was 64.4% compared to 67.6%, a 3.2-point betterment.

      The third quarter and first nine months of 2005 and 2004 included items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for the third quarter and first nine months of 2005 include the results of operations of both GLT and BC Rail. The third quarter and first nine months of 2004 include the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. In the third quarter of 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses, resulted in a reduction to net income of approximately $15 million, and approximately $45 million in the first nine months of 2005. In the first quarter of 2004, a strike by the Company’s employees represented by the CAW union negatively impacted operating income and net income by $35 million and $24 million, respectively.

Revenues

	Three months ended September 30			Nine months ended September 30

	2005	2004	%Δ	2005	2004	%Δ

Total revenues ($M)	1,810	1,709	6%	5,354	4,812	11%
Rail freight:
Revenues ($M)	1,722	1,621	6%	5,108	4,596	11%
RTMs (M)	44,425	43,798	1%	134,103	128,267	5%
Revenue/RTM (¢)	3.88	3.70	5%	3.81	3.58	6%

Revenues for the quarter ended September 30, 2005 totaled $1,810 million compared to $1,709 million during the same period in 2004, an increase of $101 million, or 6%. Revenues for the first nine months of 2005 were $5,354 million, an increase of $542 million, or 11%, from the same period last year. The increase in the third quarter was mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices. The increase in the nine month period was mainly due to freight rate increases, the inclusion of a full nine months of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 CAW strike. Partially offsetting the gains in both the third quarter and nine-month period was the translation impact of the stronger Canadian dollar on U.S. dollar denominated revenues, and a revenue processing system correction relating to prior years, in the first half of the year.

      Revenue ton miles, measuring the volume of rail freight transported by the Company, increased by 1% in the third quarter and 5% in the first nine months of 2005 when compared to the same periods in 2004. For the third quarter and first nine months of 2005, freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 5% and 6%, respectively, when compared to the same periods last year, largely due to freight rate increases.

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30

	2005	2004	%Δ		2005	2004	%Δ

Revenues ($M)	267	282	(5%	)	813	791	3%
RTMs (M)	7,611	8,050	(5%	)	23,286	23,364	-
Revenue/RTM (¢)	3.51	3.50	-		3.49	3.39	3%

Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulphur, plastics, petroleum and gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge, in northern Alberta, which is a major center for natural gas, feedstock, and petrochemicals and plastics complex derivatives, and in eastern Canadian regional plants, and are destined for customers in Canada, the United States and overseas. Revenues for this commodity group decreased by $15 million, or 5%, for the third quarter and increased by $22 million, or 3%, for the first nine months of 2005 when compared to the same periods in 2004. The decrease in the third quarter was mainly due to the translation impact of the stronger Canadian dollar, soft market conditions for olefins and plastics, weakness in the U.S. molten sulphur market, and reduced petrochemical production in the hurricane-stricken Gulf Coast. These factors were partially offset by freight rate increases. The increase in the nine-month period

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

was mainly due to freight rate increases, the inclusion of a full nine months of BC Rail revenues, increased market share and a longer length of haul for petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, continued weakness in the U.S. molten sulphur market, soft market conditions for olefins and plastics and reduced petrochemical production in the hurricane-stricken Gulf Coast. Freight revenue per revenue ton mile was relatively flat for the quarter as freight rate increases were offset by the translation impact of the stronger Canadian dollar. In the nine-month period, freight revenue per revenue ton mile increased by 3% as freight rate increases were partially offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Three months ended September 30				Nine months ended September 30

	2005	2004	%Δ		2005	2004	%Δ

Revenues ($M)	209	203	3%		622	521	19%
RTMs (M)	4,217	4,317	(2%	)	12,603	12,286	3%
Revenue/RTM (¢)	4.96	4.70	6%		4.94	4.24	17%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this commodity group increased by $6 million, or 3%, for the third quarter and $101 million, or 19%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to freight rate increases, strong shipments of construction materials, copper ores, and aluminum bars. The increase in the nine-month period was mainly due to the inclusion of a full nine months of GLT and BC Rail revenues, freight rate increases, strong shipments of construction materials and a number of steel products, and an improvement in traffic mix. Partially offsetting the gains in both the third quarter and nine-month period was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in the current quarter and 17% in the nine-month period, mainly due to shorter-haul traffic, particularly related to GLT, and freight rate increases. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, and a long-haul spot move for iron ore in the first half of 2004.

Forest products

	Three months ended September 30			Nine months ended September 30

	2005	2004	%Δ	2005	2004	%Δ

Revenues ($M)	448	417	7%	1,302	1,106	18%
RTMs (M)	10,676	10,728	-	31,749	29,178	9%
Revenue/RTM (¢)	4.20	3.89	8%	4.10	3.79	8%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class 1 railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this commodity group increased by $31 million, or 7%, for the third quarter and $196 million, or 18%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to freight rate increases, improvements in traffic mix, continued solid demand for Canadian lumber and panels, and strong shipments of pulp, paper and logs. The increase in the first nine months of 2005 was mainly due to freight rate increases, the inclusion of a full nine months of BC Rail revenues, continued solid demand for Canadian lumber and panels, improvements in traffic mix and an improved market position in pulp and paper. The translation impact of the stronger Canadian dollar partially offset the gains in both the third quarter and nine-month period. Revenue per revenue ton mile increased by 8% for both the third quarter and first nine months of 2005 mainly due to freight rate increases and a positive change in traffic mix, which were partially offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Coal

	Three months ended September 30			Nine months ended September 30

	2005	2004	%Δ	2005	2004	%Δ

Revenues ($M)	80	71	13%	256	212	21%
RTMs (M)	3,360	3,038	11%	10,573	9,342	13%
Revenue/RTM (¢)	2.38	2.34	2%	2.42	2.27	7%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. Reversing the recent trend of declining Canadian production, the strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market is expected to continue as strong Asian demand for metallurgical coal drives increased Canadian production. Revenues for this commodity group increased by $9 million, or 13%, for the third quarter and $44 million, or 21%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to shipments originating from new metallurgical coal mines in western Canada and freight rate increases. The increase in the first nine months of 2005 was mainly due to new metallurgical coal mines in western Canada, freight rate increases, the inclusion of a full nine months of GLT and BC Rail revenues, and increased shipments of U.S. metallurgical coal. Partially offsetting the gains in both the third quarter and nine-month period was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 2% in the third quarter and 7% in the first nine months of 2005 was mainly due to freight rate increases, which were partially offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Three months ended September 30			Nine months ended September 30

	2005	2004	%Δ	2005	2004	%Δ

Revenues ($M)	273	234	17%	809	764	6%
RTMs (M)	9,747	8,835	10%	29,475	28,801	2%
Revenue/RTM (¢)	2.80	2.65	6%	2.74	2.65	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group increased by $39 million, or 17%, for the third quarter and $45 million, or 6%, for the first nine months of 2005 when compared to the same periods in 2004. The increases in both the third quarter and first nine months of 2005 were mainly due to higher export shipments of Canadian peas, barley and canola, freight rate increases and an improved traffic mix, particularly in the U.S. These gains were partially offset by the decreased availability of high quality Canadian grain for export markets via West Coast ports and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 6% in the third quarter and 3% in the first nine months of 2005, was largely due to freight rate increases and a positive change in traffic mix, partially offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Intermodal

	Three months ended September 30			Nine months ended September 30

	2005	2004	%Δ	2005	2004	%Δ

Revenues ($M)	331	302	10%	931	817	14%
RTMs (M)	8,128	8,090	-	24,090	22,817	6%
Revenue/RTM (¢)	4.07	3.73	9%	3.86	3.58	8%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $29 million, or 10%, for the third quarter and $114 million, or 14%, for the first nine months of 2005 when compared to the same periods in 2004. The increases in both the third quarter and first nine months of 2005 were mainly due to strong imports into the Port of Vancouver, freight rate increases and an improvement in traffic mix. Also contributing to the increase in the nine-month period was the return to normal traffic levels following the first-quarter 2004 CAW strike. Partially offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper. The revenue per revenue ton mile increase of 9% in the third quarter and 8% in the first nine months of 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partially offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Three months ended September 30				Nine months ended September 30

	2005	2004	%Δ		2005	2004	%Δ

Revenues ($M)	114	112	2%		375	385	(3%	)
RTMs (M)	686	740	(7%	)	2,327	2,479	(6%	)
Revenue/RTM (¢)	16.62	15.14	10%		16.12	15.53	4%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $2 million, or 2%, for the third quarter and decreased by $10 million, or 3%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to freight rate increases, an increase in import vehicles via the Ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. These gains were partially offset by a reduction in automotive production at CN-served facilities in southern Ontario and Michigan, and the translation impact of the stronger Canadian dollar. The decrease in the first nine months of 2005 was mainly due to the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. The decline was partially offset by freight rate increases, an increase in import vehicles via the Ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004. Revenue per revenue ton mile increased by 10% for the third quarter and 4% for the first nine months of 2005, largely due to freight rate increases, which were partially offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul, in the first half of the year.

Other

In the third quarter of 2005, other revenues remained unchanged when compared to the same period in 2004. For the first nine months of 2005, other revenues increased by $30 million, or 14% when compared to the same period in 2004, mainly due to the inclusion of a full nine months of revenues from GLT’s maritime division.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the third quarter of 2005, operating expenses amounted to $1,145 million compared to $1,118 million in the same quarter of 2004. Operating expenses for the first nine months of 2005 were $3,450 million compared to $3,251 million in the same period of 2004. The increase of $27 million, or 2%, in the third quarter was mainly due to increased fuel costs and higher casualty and other expenses, partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses. The increase of $199 million, or 6%, in the first nine months of 2005 was mainly due to increased fuel costs, the inclusion of a full nine months of GLT and BC Rail expenses and higher labor and fringe benefits. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower equipment rents.

	Three months ended September 30				Nine months ended September 30

In millions	2005		2004		2005		2004

	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits	$453	25.0%	$465	27.2%	$1,388	25.9%	$1,350	28.1%
Purchased services and material	188	10.4%	190	11.1%	590	11.0%	561	11.7%
Depreciation and amortization	156	8.6%	153	9.0%	470	8.8%	445	9.2%
Fuel	181	10.0%	132	7.7%	526	9.8%	377	7.8%
Equipment rents	46	2.6%	64	3.7%	146	2.7%	195	4.1%
Casualty and other	121	6.7%	114	6.7%	330	6.2%	323	6.7%

Total	$1,145	63.3%	$1,118	65.4%	$3,450	64.4%	$3,251	67.6%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in the period in which there is an expectation that the targets will be attained. Labor and fringe benefits expenses decreased by $12 million, or 3%, for the third quarter and increased by $38 million, or 3%, for the first nine months of 2005 when compared to the same periods in 2004. The decrease in the third quarter was mainly due to the impact of a reduced workforce, the translation impact of the stronger Canadian dollar and adjustments made in 2004 to the workforce reduction provision, which were partly offset by increased stock-based compensation expense and wage increases. The increase in the first nine months of 2005 was attributable to the inclusion of a full nine months of GLT and BC Rail expenses, increased stock-based compensation expense, wage increases and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors was the translation impact of the stronger Canadian dollar and the impact of a reduced workforce.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses decreased by $2 million, or 1%, for the third quarter and increased by $29 million, or 5%, for the first nine months of 2005 when compared to the same periods in 2004. The decrease in the third quarter was mainly due to the translation impact of the stronger Canadian dollar, partly offset by higher car repair expenses. The increase in the first nine months of 2005 was attributable to the inclusion of a full nine months of GLT and BC Rail expenses and higher car repair expenses, mainly for wheels, due to harsh weather conditions in the first quarter and increased volumes. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $3 million, or 2%, for the third quarter and $25 million, or 6%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to the impact of net capital additions, which were partially offset by the translation impact of the stronger Canadian dollar. The increase in the first nine months of 2005 was mainly due to the inclusion of a full nine months of GLT and BC Rail depreciation expense and the impact of net capital additions, which were partially offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

expenses increased by $49 million, or 37%, for the third quarter and $149 million, or 40%, for the first nine months of 2005 when compared to the same periods in 2004. The increase in the third quarter was mainly due to a higher average price per gallon, net of the impact of the hedging program. The increase in the first nine months of 2005 was due to a higher average price per gallon, net of the impact of the hedging program, higher volumes, particularly in the first quarter, the inclusion of a full nine months of GLT and BC Rail fuel expense and a second-quarter 2004 fuel excise tax refund. The increases in both the third quarter and the nine-month period were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $18 million, or 28%, for the third quarter and $49 million, or 25%, for the first nine months of 2005 when compared to the same periods in 2004. The decrease in the third quarter was mainly due to the translation impact of the stronger Canadian dollar and lower car hire expense due to reduced requirements for foreign cars resulting from the integration of the BC Rail fleet and improved fleet utilization. The decrease in the first nine months of 2005 was due to lower car hire expense and higher car hire income, mainly as a result of the integration of the BC Rail fleet, and the translation impact of the stronger Canadian dollar. The decreases in both the third quarter and nine-month period were partly offset by higher car lease expense due to an increased fleet size, higher rates and the inclusion of a full nine months of BC Rail car lease expense.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses increased by $7 million, or 6%, for the third quarter and $7 million, or 2%, for the first nine months of 2005 when compared to the same periods in 2004. The increases in both the third quarter and nine-month period were mainly due to derailment-related expenses, in particular, $28 million related to the incident at Wabamun Lake (See Note 8 –Major commitments and contingencies of the Company’s Interim Consolidated Financial Statements). Also contributing to the increase in the nine-month period was the inclusion of a full nine months of GLT and BC Rail expenses and higher property taxes in the U.S. Partly offsetting the increases in both the third quarter and nine-month period was a 2004 adjustment made to the provision for personal injuries in Canada, the translation impact of the stronger Canadian dollar and other improvements.

Other

Interest expense: Interest expense decreased by $7 million, or 9%, for the third quarter and increased by $6 million, or 3%, for the first nine months of 2005 when compared to the same periods in 2004. The decrease in the third quarter was mainly due to the translation impact of the stronger Canadian dollar and the benefit of the repayment of a matured Note in May 2005. The increase in the first nine months of 2005 was mainly due to the financing related to the Company’s acquisitions in 2004, partly offset by the translation impact of the stronger Canadian dollar, and the benefit of the repayment of a matured Note in March 2004 and May 2005.

Other income (loss): In the third quarter and first nine months of 2005, the Company recorded income of $11 million and $2 million, respectively, compared to a loss of $9 million and $45 million, respectively, for the same periods in 2004. The increases in both the third quarter and nine-month period were mainly due to realized foreign exchange gains, lower net losses from real estate and other business activities and increased gains on disposal of surplus properties, which were partly offset by lower investment income. Also contributing to the increase in the nine-month period was a first-quarter 2004 restructuring charge related to the Company’s investment in English Welsh and Scottish Railway (EWS).

Income tax expense: In the third quarter of 2005 and 2004, the Company recorded income tax expense of $193 million and $157 million, respectively, both of which included favorable tax adjustments. For the nine-month period ended September 30, 2005, income tax expense was $555 million compared to $415 million for the same period in 2004. The effective tax rate for the third quarter and first nine months of 2005 was 32.0% and 33.0%, respectively. The effective tax rate for the third quarter and first nine months of 2004 was 31.2% and 32.0%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data - unaudited

In millions, except per share data

	2005			2004				2003

	Third	Second	First	Fourth	Third	Second	First	Fourth

Revenues	$1,810	$1,838	$1,706	$1,736	$1,709	$1,665	$1,438	$1,512
Operating income	$665	$713	$526	$607	$591	$575	$395	$512
Net income	$411	$416	$299	$376	$346	$326	$210	$224

Basic earnings per share	$1.50	$1.50	$1.06	$1.32	$1.21	$1.14	$0.74	$0.79
Diluted earnings per share	$1.47	$1.47	$1.04	$1.29	$1.19	$1.13	$0.73	$0.78

Dividend declared per share	$0.250	$0.250	$0.250	$0.195	$0.195	$0.195	$0.195	$0.167

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

     The Company’s quarterly results included items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. In the fourth quarter of 2003, the Company recorded a deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also, the continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities for the three and nine months ended September 30, 2005 was $643 million and $2,011 million, respectively, compared to $556 million and $1,451 million, respectively, for the same periods in 2004. Net cash receipts from customers and other were $5,545 million for the nine months ended September 30, 2005 compared to $4,761 million in the same period of 2004. Payments for employee services, suppliers and other expenses were $2,951 million for the nine months ended September 30, 2005, an increase of $205 million when compared to the same period in 2004. Also consuming cash in the first nine months of 2005, were payments for interest, workforce reductions and personal injury and other claims of $236 million, $72 million and $71 million, respectively, compared to $199 million, $81 million and $78 million, respectively, for the same period in 2004. In the first nine months of 2005, pension contributions and payments for income taxes were $73 million and $131 million, respectively, compared to $127 million and $79 million, respectively, for the same period in 2004. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $43 million in the first nine months of 2005 compared to a decrease of $8 million for the same period in 2004.

     As at September 30, 2005, the Company had outstanding information technology service contracts of $17 million.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2005 amounted to $304 million and $702 million, respectively, compared to $1,304 million and $2,069 million for the comparable periods in 2004. The Company’s investing activities in the first nine months of 2005 included net proceeds of £26 million (Cdn$61 million) related to the Company’s 8% note receivable from EWS. The Company’s investing activities in the first nine months of 2004 included $984 million related to the acquisition of BC Rail on July 14, 2004 and $547 million related to the acquisition of GLT on May 10, 2004, net proceeds of $141 million from the EWS capital reorganization and $35 million from the sale of its Canac Inc. subsidiary. Net capital expenditures amounted to $321 million and $792 million in the three and nine months ended September 30, 2005, respectively, a decrease of $2 million and an increase of $85 million from the same 2004 periods. The following table details capital expenditures for the third quarter and first nine months of 2005 and 2004.

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Track and roadway	$257	$235	$618	$541
Rolling stock	69	92	112	176
Buildings	16	34	69	68
Other	18	24	45	35

Capital expenditures	360	385	844	820

Less: capital leases	39	62	52	113

Net capital expenditures	$321	$323	$792	$707

     The Company expects that its capital expenditures will be approximately $1,400 million in 2005, an increase from 2004 due to higher expenditures required for ongoing renewal of the basic plant, and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at September 30, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $488 million ($194 million at December 31, 2004).

Dividends: The Company paid a quarterly dividend of $0.25 per share amounting to $68 million for the third quarter and $208 million for the first nine months of 2005 compared to $56 million and $167 million, respectively, at the rate of $0.195 per share, for the same periods in 2004.

Free cash flow
The Company generated $271 million and $1,058 million of free cash flow for the three and nine months ended September 30, 2005, compared to $167 million and $754 million for the same 2004 periods. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

to-day investments in the Company’s asset base, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2005	2004	2005	2004

Cash provided from
operating activities	$643	$556	$2,011	$1,451

Less:
Investing activities	(304)	(1,304)	(702)	(2,069)
Dividends paid	(68)	(56)	(208)	(167)

Cash provided (used)
before financing activities	271	(804)	1,101	(785)

Adjustments:
Change in accounts
receivable sold	-	(7)	(43)	8
Acquisition of BC Rail	-	984	-	984
Acquisition of GLT	-	(6)	-	547

Free cash flow	$271	$167	$1,058	$754

Financing activities: Cash used by financing activities for the third quarter and nine months ended September 30, 2005, totaled $307 million and $1,129 million, respectively, compared to cash provided from financing activities of $801 million and $787 million, respectively, for the same 2004 periods. In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand. In July 2004, the Company had issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In the third quarter and first nine months of 2005 and 2004, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

     During the third quarter and first nine months of 2005, the Company recorded $39 million and $52 million, respectively, in capital lease obligations ($62 million and $113 million in the third quarter and first nine months of 2004, respectively) related to new equipment.

     During the nine months ended September 30, 2005, the Company repurchased 14.75 million common shares under its share repurchase programs; 4.75 million common shares for $380 million (average price of $79.98 per share) under its new 16.0 million share repurchase program and 10.0 million common shares for $748 million (average price of $74.78 per share) under its previous 14.0 million share repurchase program which was completed in July 2005.

The Company has access to various financing arrangements:

Revolving credit facility
In January 2005, the Company repaid its borrowings of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 under its U.S. $1,000 million revolving credit facility. On March 29, 2005, the Company refinanced, by way of amendment, its revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retains the customary limitation on debt as a percentage of total capitalization, but eliminates the requirement for maintaining tangible net worth above pre-defined levels. The Company has been in compliance with this covenant throughout the period. As at September 30, 2005, the Company had letters of credit of $317 million under its revolving credit facility.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. At September 30, 2005, the Company had outstanding borrowings of U.S.$383 million (Cdn$448 million) under the commercial paper program.

Shelf prospectus and registration statement
At September 30, 2005, the Company had U.S.$200 million remaining for issuance under its currently effective shelf prospectus and registration statement, which will expire on October 29, 2005.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2005:

In millions	Total	2005	2006	2007	2008	2009	2010 & thereafter

Long-term debt obligations (a)	$4,251	$6	$300	$58	$202	$352	$3,333

Capital lease obligations (b)	1,045	24	111	133	59	101	617

Operating lease obligations	1,068	59	236	192	160	130	291

Purchase obligations (c)	505	184	281	17	14	9	-

Total obligations	$6,869	$273	$928	$400	$435	$592	$4,241

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $727 million which are included in “Capital lease obligations.”

(b)	Includes $318 million of imputed interest on capital leases at rates ranging from approximately 3.00% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

For 2005 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Acquisitions

The Company completed its acquisitions of GLT and BC Rail on May 10, 2004 and July 14, 2004, respectively.

     The Company accounted for the acquisitions using the purchase method of accounting as required by Statement of Financial Accounting Standards (SFAS) No.141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT as of May 10, 2004 and of BC Rail as of July 14, 2004, the dates of acquisition. The Company’s final cost to acquire GLT of U.S.$395 million (Cdn$547 million) and BC Rail of $991 million, included purchase price adjustments and transaction costs. By the second quarter of 2004, the Company had paid U.S.$399 million (Cdn$553 million) for the acquisition of GLT and subsequently received Cdn$6 million for purchase price adjustments finalized in the third quarter of 2004.

     The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations as presented in Note 3 – Acquisitions, of the Company’s 2004 Annual Consolidated Financial Statements.

Note receivable from English Welsh and Scottish Railway (EWS)

On April 28, 2005, EWS fully redeemed the Company’s 8% note receivable due 2009. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

     In February 2005, the Company amended the agreement to increase the maximum amount it may sell from $450 million to $500 million and modified certain reporting requirements.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At September 30, 2005, pursuant to the agreement, $480 million had been sold, compared to $445 million at December 31, 2004.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

     The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies of the Company’s Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel
To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. The Company has suspended entering into swap positions since September 2004 but continues to monitor the situation to determine whether to resume the hedging program. At September 30, 2005, the Company had hedged approximately 47% of the estimated remaining 2005 fuel consumption, representing approximately 49 million U.S. gallons at an average price of U.S.$0.82 per U.S. gallon, and approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     For the three months ended September 30, 2005, the Company realized gains of $52 million from its fuel hedging activities compared to $32 million in the comparative quarter of 2004. For the first nine months of 2005, the Company’s hedging activities resulted in realized gains of $133 million compared to $73 million in the same period of 2004.

     Other comprehensive income for the quarter ended September 30, 2005 included a reduction in unrealized gains of $12 million, $8 million after tax, compared to unrealized gains of $69 million, $47 million after tax, for the comparative 2004 period. For the first nine months of 2005 and 2004, Other comprehensive income included unrealized gains of $35 million, $24 million after tax, and $112 million, $76 million after tax, respectively.

     At September 30, 2005, Accumulated other comprehensive loss included unrealized gains of $127 million, $86 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next twelve months and are presented in Other current assets.

Interest rate
In the first quarter of 2004, in anticipation of future debt issuances, the Company entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. The realized gain of $12 million accumulated in other comprehensive loss is being recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

     At September 30, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Recent accounting pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This Interpretation is effective no later than December 31, 2005. The Company is currently evaluating the effect of the Interpretation on its financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value and recognizing the expense over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. Upon adoption in January 2006, the Company does not expect this standard to have a significant impact on its results of operations.

Future rate enactments

In the third quarter of 2005, as part of the Provincial Budget, the Government of British Columbia announced a decrease to the provincial corporate income tax rate of 1.5%, effective July 1, 2005. As a result, the Company's deferred income tax liability will be decreased when the new income tax rate is enacted into law.

In the second quarter of 2005, the Quebec Government announced increases to the provincial corporate income tax rate as part of the Provincial Budget. These increases will be phased in, commencing in 2006, and will ultimately result in an increase of 2.5% to the provincial income tax rate. As a result, the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Company's deferred income tax liability will be increased when the new income tax rates are enacted into law.

Common stock

Share repurchase programs
On July 20, 2005, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices.

     In the third quarter of 2005, under its current share repurchase program, the Company repurchased 4.75 million common shares for $380 million, at an average price of $79.98 per share.

In the second quarter of 2005, the Company completed its 14.0 million share repurchase program, which began November 1, 2004. The total cost of the program was $1,021 million (average price per share of $72.94), with 10.0 million common shares repurchased in 2005 for $748 million (average price per share of $74.78).

Outstanding share data
As at October 17, 2005, the Company had 271.4 million common shares outstanding.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2004, as well as the effect of changes to these estimates, can be found on pages 45 to 49 of the Company’s 2004 Annual Report. As at September 30, 2005 and December 31 and September 30, 2004, the Company had the following amounts outstanding:

	Sept. 30 2005	December 31 2004	Sept. 30 2004

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$563	$515	$491
Accrued benefit cost for pensions	147	156	161
Provision for personal injury and
other claims	672	642	649
Provision for environmental costs	156	113	117
Net deferred income tax provision	4,696	4,359	4,567
Accrued benefit cost for post-retire-
ment benefits other than pensions	319	309	321
Properties	19,761	19,715	20,022

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors and the Audit Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Labor negotiations

Canadian workforce
As of October 2005, the Company had in place labor agreements covering approximately 99% of the Company’s Canadian unionized workforce. For employees of the Algoma Central Railway, representing the remaining 1% of the unionized workforce, although their agreements expired on January 31, 2005, the terms and conditions in place remain in effect until the bargaining process is completed.

     Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On October 13, 2005, the CIRB granted the Company’s request and retained jurisdiction over any outstanding issues.

     There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western Railroad Incorporated (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP), Wisconsin Central Transportation Corporation (WC), Duluth Missabe & Iron Railroad (DMIR), Bessemer & Lake Erie (BLE) and Pittsburgh & Conneaut Dock Company (PCD) have bargained on a local basis rather than holding national, industry wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of October 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at GTW, DWP, ICRR, CCP, DMIR, BLE and PCD, and 93% of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2002 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-26 died on the Order Paper (was terminated) when Parliament was prorogued on November 12, 2003. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government or other future governmental initiatives will not materially adversely affect the Company’s financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to confront terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such State and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, State, or local governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

     The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Coast Guard and Maritime Administration withdrew their proposed rulemaking, and plan to publish a new notice of proposed rulemaking in the future to address the legislation’s provisions. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Overall return in the capital market, and the level of interest rates affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact to the results of operations will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $9 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2005, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

     During the third quarter ending September 30, 2005, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

     The Company is undergoing a comprehensive effort in preparation for compliance with section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed.

     In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2004 Annual Information Form and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
October 17, 2005

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 26, 2005

/s/ E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 26, 2005

/s/ Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 26, 2005	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel